FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

January 19, 2016.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on January 19, 2016.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

	5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (President and Chief Executive Officer) - (416) 366-2221.

9.	Date of Report

January 29, 2016.

Schedule "A"

PRESS RELEASE

Loncor enters into Joint Venture with Randgold

Toronto, Canada – January 19, 2016 – Loncor Resources Inc. (TSX: "LN") announces that its subsidiary, Loncor Resources Congo SARL ("Loncor"), has entered into a joint venture agreement (the "Agreement") with Randgold Resources (DRC) Limited ("Randgold"). The Agreement provides for a joint venture (the "Joint Venture") between Loncor and Randgold covering all of the exploration permit areas comprising Loncor’s Ngayu project, other than certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor and do not form part of the Joint Venture. Randgold shall have certain preemptive rights over these two areas.

Randgold will manage and fund all exploration of the permit areas until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Randgold.

Once the Joint Venture has determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery areas. Subject to the Democratic Republic of the Congo’s free carried interest requirements, Randgold would retain 65% of the SPV with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

The closing of the Agreement, which is expected to occur by February 28, 2016, is subject to certain closing conditions customary for transactions of this nature.

Loncor Resources Inc. (the "Company") is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company owns exploration permits covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of 13,210 km2 in North Kivu province. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future exploration by the Joint Venture and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 31, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.